Exhibit 10.1

November 7, 2018

Via E-mail

Mr. Matthew McGrew

Dear Matt:

As we have discussed, we are delighted to extend an offer to promote you to the position of Executive Vice President & Chief Financial Officer with Danaher Corporation (the “Company”). We are confident that you will continue to make major contributions to the Company, and your ongoing leadership will be critical in fully leveraging our talent and the Danaher Business System to achieve our aggressive growth targets.

Your new role would be the Executive Officer position of Executive Vice President & Chief Financial Officer. The role is based in Washington, D.C. and reports directly to Tom Joyce, President and Chief Executive Officer.

Please allow this letter to serve as documentation of the promotion extended to you.

Start Date: Your start date for your new position will be January 1, 2019 (“Start Date”).

Base Salary: Your base salary will be $660,000 annually, subject to periodic review, and payable in accordance with the Company’s usual payroll practices.

Incentive Compensation: Beginning January 1, 2019, you will be eligible for an annual cash incentive award. The target bonus percentage will be 115% of your annual base salary, subject to periodic review. Such annual cash incentive compensation award shall be subject to the Company’s annual cash incentive compensation award program for Executive Officers, including applicable performance conditions.

Benefits: You will continue to be eligible to participate in any associate benefit plan that the Company has adopted or may adopt, maintain, or contribute to for the benefit of its regular exempt employees generally, subject to satisfying any applicable eligibility requirements. You will continue to be eligible to participate in our comprehensive health and other insurance benefits immediately and in our 401(k) retirement plan subject to the applicable plan.

Company Aircraft: Consistent with and subject to Danaher’s Policy Regarding Use of Company Aircraft as it may be amended from time to time, as CFO, you will be entitled to personal use of Danaher’s aircraft when they are not otherwise being used for business purposes. If the incremental cost of your personal usage of the aircraft exceeds $50,000 in any given calendar year, you will reimburse the Company for the amount of such incremental cost in excess of $50,000, in accordance with the terms of an FAA-compliant time-sharing agreement to be entered into between you and the Company.

Vacation: You will be eligible for 25 days of annual vacation benefits pursuant to the Company’s vacation policy.

Stock Options and RSUs: A recommendation will be made to the Compensation Committee of Danaher’s Board of Directors to grant you an equity award as part of Danaher’s annual equity compensation program at its next regularly scheduled meeting after your Start Date at which equity awards are considered. The target award value of this grant would be $2,600,000 (“2019 Annual Award”) which would be split 50% stock options / 50% performance stock units (“PSUs”), subject to any changes made by the Compensation Committee of Danaher’s Board of Directors for 2019 Executive Officer equity awards. The grant of stock options would vest 50% on each of the fourth and fifth anniversaries of the grant date, assuming continued employment. The grant of PSUs would be subject to 3 year cliff vesting, assuming continued employment, plus an additional 2-year holding period after vesting with respect to any earned PSUs. You will be eligible annually for an equity award under Danaher’s equity compensation program.

The equity awards set forth above will be solely governed by the terms and conditions set forth in Danaher’s 2007 Omnibus Incentive Plan and in the particular form of award agreement required to be signed with respect to each award. Unless Danaher’s Compensation Committee determines otherwise, we will use the following methodology in connection with such equity awards:

•	The target award value attributable to stock options will be converted into a specific number of options (rounded up to the nearest ten) based on a methodology for valuing options known as the Black-Scholes-Merton model (“Black Scholes”). For all options granted during a calendar year, we use the Black Scholes value of an option as of the first grant date of the applicable calendar year, with two modifications: we use the full 10-year term of the option as the assumed life, and we use the average closing price of Danaher’s common stock over a 20-day trading period ending on the particular option grant date.

•	The target award value attributable to PSUs will be converted into a specific number of target performance share units (rounded up to the nearest five) using the same “average closing price.”

•	Performance share units will be subject to the satisfaction of performance criteria determined by Danaher’s Compensation Committee.

While historically Danaher’s share price has increased over time, Danaher cannot guarantee that any PSUs or stock options granted to you will ultimately have any particular value or any value.

EDIP Program: You will continue to be included in a select group of executives who participate in the Executive Deferred Incentive Program (EDIP) or its successor plan or plans, a non-qualified executive benefit designed to supplement retirement benefits that otherwise are limited by IRS regulations; and provide the opportunity for you to defer taxation on a portion of your current income (base salary or bonus or both).  Contributions, deferrals, vesting requirements and your participation in the EDIP are subject to all of the terms and conditions set forth in such plan (or the terms of any successor plan or plans, as applicable).

Severance Benefits: You will be eligible for severance pay and benefits pursuant to the Senior Leaders Severance Pay Plan for Danaher Corporation and its Affiliated Entities, As Restated and Amended January 1, 2013, as it may be modified or amended from time to time (“Severance Plan”). For purposes of Section III.B of the Severance Plan, the total amount of severance pay for which you are eligible will be equal to your annual base salary at the time of your employment termination. Except for the foregoing provision, all other aspects of your severance pay and benefits shall be governed solely by the terms and conditions of the Severance Plan.

Reimbursement for Financial and Tax Assistance: The Company will reimburse you for financial planning and tax preparation services in an amount not to exceed $15,000 annually provided you provide appropriate and satisfactory documentation for such reimbursement and such expenses otherwise satisfy the Company’s practices and policies.

At-Will Employment:    Nothing in this offer letter shall be construed as any agreement, express or implied, to employ you for any stated term. Your employment with the Company will be on an at-will basis, which means that either you or the Company can terminate the employment relationship at any time and for any reason (or no reason), with or without notice.

Conditions of Employment Offer: This offer of employment is expressly conditioned upon your execution and return (no later than the date stated in the acknowledgment below) of the attached Agreement Regarding Competition and the Protection of Proprietary Interests and the terms contained therein.

We anticipate that you will continue to make a very strong contribution to the success of the Company and believe this is an excellent professional opportunity for you.

Regards,

/s/ Angela S. Lalor

Angela S. Lalor
Senior Vice President, Human Resources
Danaher Corporation

Acknowledgement

Please acknowledge that you have read, understood and accept this offer of at will employment by signing and returning it to me, along with the above-referenced signed documents no later than November 8, 2018.

Matthew McGrew:	/s/ Matthew McGrew
Date:	November 7, 2018